FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
420 Lexington Avenue, Suite 1718
New York, NY 10170

June 24, 2014

CORRESP - VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Withdrawal of Registration Statement on Form S-3
Filed June 18, 2014
File No. 333-196864

Ladies and Gentlemen:

On behalf of Fusion Telecommunications International, Inc., a Delaware corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-3, together with all exhibits and amendments thereto (File No. 333-196864), as initially filed with the Securities and Exchange Commission (“Commission”) on June 18, 2014 (“Registration Statement”) be withdrawn.

The Company requests withdrawal of the Registration Statement because the Registration Statement was inadvertantly filed as a new registration statement on Form S-3 rather than an amendment on Form S-3 to the registration statement on Form S-1, as initially filed by the Company on May 2, 2014 under Commission File No. 333-195659.

The Registration Statement has not been declared effective by the Commission and no securities have been sold pursuant to the Registration Statement. As such, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

In accordance with Rule 457(p) of the Securities Act, the Company requests that any and all fees paid to the Commission in connection with the filing of the Registration Statement be credited to Commission File No. 333-195659.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Steven I. Weinberger, Esq., via email at steve@southfloridacorporatelaw.com or via facsimile at (888) 825-6417.

Should you have any questions regarding this request for withdrawal, you may also contact Mr. Weinberger by telephone at (561) 210-8516.

Very truly yours,

/s/ Marc S. Gelberg
Marc S. Gelberg
Senior Vice President – Finance and Principal Accounting Officer